SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

          Certification and Notice of Termination of Registration under
             Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Section 15(d)
                    of the Securities Exchange Act of 1934.

                                                Commission File Number 2-46622

                       DERBY REFINING COMPANY THRIFT PLAN
             (Exact name of registrant as specified in its charter)

               Coastal Tower, Nine Greenway Plaza, Houston, Texas
           77046-0995; 713/877-1400 (Address, including zip code, and telephone number, including area code,
                  of registrant's principal executive offices)



     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    [X]          Rule 12h-3(b)(1)(ii)   []
     Rule 12g-4(a)(1)(ii)   [ ]          Rule 12h-3(b)(2)(i)    []
     Rule 12g-4(a)(2)(i)    [ ]          Rule 12h-3(b)(2)(ii)   []
     Rule 12g-4(a)(2)(ii)   [ ]          Rule 15d-6             []
     Rule 12h-3(b)(1)(i)    [ ]

     Approximate number of holders of record as of the certification or notice date: None

     Pursuant to the requirements of the Securities Exchange Act of 1934, Derby Refining Company Thrift Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                   DERBY REFINING COMPANY THRIFT PLAN
                                              (Registrant)



DATE:  June 24 , 1998              By:  AUSTIN M. O'TOOLE
                                        --------------------------------------
                                        Austin M. O'Toole
                                        Member of the
Administrative Committee